

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 5, 2008

By U.S. Mail and Facsimile

Mr. Philip G. Weaver
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Definitive Proxy Statement on Schedule 14A Filed March 22, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-04329**

Dear Mr. Weaver:

We have reviewed your response letter dated January 23, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 16

2006 versus 2005, page 18

1.   We note your response to prior comment three. Please ensure that your comprehensive discussion, to be included in future filings:

- separately quantifies the increase resulting from the additional year being covered by your self insurance, as well as the increase or decrease resulting from changes to assumptions; and

- describes the changes made to your assumptions and the expected effect of these changes on your operating results and liquidity.

Critical Accounting Policies, page 28

Products Liability, page 28

2. We note your response to prior comment four and acknowledge your assertion that each of your product liability claims is unique given different types of tires, models, circumstances, jurisdictions and injuries. However, given the fact that (i) your product liability expense is material to your results of operations, (ii) your product liability expense increased $11.3 million from 2005 to 2006, and (iii) the number of claims pending increased in each of 2005, 2006 and 2007, we believe that despite such variability in claims asserted and resolutions, disclosure of the information we requested in our initial comment would benefit the investing public. The disclosures required by SAB Topic 5Y are intended to allow the reader to understand, through the eyes of management, the scope of anticipated and historical costs, as well as provide detailed information regarding the judgments and assumptions underlying the recognition and measurement of product liabilities to prevent the financial statements from being unclear and inform readers of the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations or liquidity. In this regard, we believe that certain information required by Questions 2 and 3 of SAB Topic 5Y should be supplementally provided to us and disclosed in future filings.

With regard to your responses to the bullet points, please note the following:

- Please disclose the reason provided in your response to bullet 1 as to why the time frame over which accrued amounts may be paid out is "too variable to be meaningful", including your statement that some claims may be resolved in weeks and others may take five years or more as we would assume a range of your prior experience in this regard would be useful to a reader of your financial statements.

- Given that claims appear to be rising, we believe that the number of product liability claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims settled in each period and the number of claims otherwise resolved would be meaningful information. As you noted in your response, we believe that for a reader's complete understanding of this claim information, including the trend such information depicts, the claim information should coupled with the explanations you have provided in your response to bullets 3 through 6.

- We understand that your average cost per settled claim has an enormous amount of variability and you do not believe such disclosure is meaningful information to an investor. Please disclose the information you have

provided in your response to bullet 7, including the historical range of costs to resolve claims, as you have provided in your response.

- As indicated in your response to bullet 8 please disclose your explanation as to why the total amount of damages alleged at each balance sheet date is not determinable.

With regard to your response regarding the range of loss for those claims for which you have only accrued the minimum amount of the range, please disclose the minimum liability and disclose the explanation your have provided in your response. Please address the need to separately disclose and discuss the potential liability of any individual estimates for which the estimation of the maximum liability was determined with reasonable accuracy.

Additionally, we believe that the language you used in paragraphs 2 and 3 of your response is meaningful and an appropriate lead-in to the information we have requested.

Consolidated Statements of Operations, page 33

3.   Please revise your future filings to reflect the 2006 impairment of goodwill and indefinite-lived intangible asset as a component of operating profit.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief